Exhibit 99.9

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

As independent public accountants to Axcan Pharma Inc., we hereby consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-97879) pertaining to the Axcan Pharma Inc. Stock Option Plan as Amended and Restated on December 19, 2000, in Registration Statement (Form S-8 No. 333-132692) pertaining to the Axcan Pharma Inc. 2006 Stock Incentive Plan and in the related prospectuses of our report dated November 30, 2006 with respect to the consolidated financial statements of Axcan Pharma Inc. and subsidiaries included in the Form 40-F for the year ended September 30, 2006.

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP
Chartered accountants

Montreal, Quebec
December 22, 2006

Raymond Chabot Grant Thornton LLP
Chartered accountants
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